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                              July 12, 2022

       Anat Heller
       Chief Financial Officer
       Mobileye Holdings Inc.
       Har Hotzvim, 13 Hartom Street
       Jerusalem 9777513, Israel

                                                        Re: Mobileye Holdings
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted June 22,
2022
                                                            CIK No. 0001910139

       Dear Ms. Heller:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted on June 22, 2022

       Prospectus Summary
       Relationship with Intel, page 9

   1. Please disclose that you have entered into certain arrangements with Intel under the
                                                        Master Transaction
Agreement and under your amended and restated certificate of incorporation that
provide Intel with certain rights so long as Intel holds at least 20% of your common stock.
Describe the corporate actions that would require the prior consent of Intel, including but
not limited to, the authorization of stock issuances.
       Risk Factors, page 19

   2. Please add a risk factor disclosing that your amended and restated certificate of
 Anat Heller
FirstName  LastNameAnat
Mobileye Holdings Inc. Heller
Comapany
July       NameMobileye Holdings Inc.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
         incorporation waived the corporate opportunities doctrine and address any potential conflicts of interest.
Unaudited Pro Forma Condensed Combined Financial Statements, page 61

3. Please revise here to include a discussion of the minimum cash requirement provided by the terms of the Master Transaction Agreement that Intel has agreed to ensure you will have in cash, cash equivalents and marketable securities immediately after completion of the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Supply and manufacturing capacity, page 73

4. We note your discussion regarding the significant reduction in inventory levels due to your sole suppliers inability to meet your EyeQ SoC demands. Please revise your MD&A
         Overview section to discuss known trends or uncertainties resulting from these inventory shortages and mitigation efforts undertaken, if any. Also, revise to specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Comparison of the Three Months Ended April 2, 2022 and March 27, 2021, page 77

5. Please revise here to include a quantified discussion regarding the impact from having an additional week in fiscal 2022 compared to 2021. Similarly, revise the Prospectus
         Summary and MD&A Overview disclosures where you discuss the 4.5% period-over-
         period revenue growth to clarify how the additional week impacted your fiscal 2022 revenues.
6. In addition, you indicate that the increase in revenue during the first quarter of fiscal 2022 was due mainly to the sales of your SuperVision Solutions, which have a greater average price per vehicle compared to other ADAS. Please revise to include a quantified discussion regarding the impact of both changes in volume and price on your interim period results. Refer to Item 303(b)(2)(iii) of Regulation S-K.
       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,
 Anat Heller
Mobileye Holdings Inc.
July 12, 2022
Page 3
FirstName LastNameAnat Heller
                                      Division of Corporation Finance
Comapany NameMobileye Holdings Inc.
                                      Office of Technology
July 12, 2022 Page 3
cc:       P. Michelle Gasaway
FirstName LastName